UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [   ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [   ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [   ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [   ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

AMERIX PRECIOUS METALS CORPORATION
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Amerix Precious Metals Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

03075E202
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
Telephone: (206) 903-5448
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 25, 2014
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.           Home Jurisdiction Documents

     (a) The following documents have been delivered to holders of securities of, or published in the home jurisdiction of, Amerix Precious Metals Corporation, and are required to be disseminated to U.S. security holders or published in the United States:

•

Notices of Special Meetings and Joint Information Circular for the Special Meeting of Shareholders of Amerix Precious Metals Corporation and the Special Meeting of Shareholders of Eagle Graphite Corporation, each to be held on December 19, 2014, in respect of the reverse takeover of Amerix Precious Metals Corporation by Eagle Graphite Corporation (the “Circular”); and

•	Letter of Transmittal, a copy of which is furnished as Exhibit 99.2 to this Form CB.

     The Exhibits attached to this Form CB shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities Exchange Commission.

     (b) Not applicable

Item 2.           Informational Legends

     The legends required by Rule 802(b) of the Securities Act of 1933, as amended, are included under the heading “Information for United States Shareholders” on page 33 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index hereto.

PART III

CONSENT TO SERVICE OF PROCESS

            A written irrevocable consent and power of attorney on Form F-X has been filed by Amerix Precious Metals Inc. concurrently with the filing of this Form CB.

            Any change in the name or address of the agent for service of process of Amerix Precious Metals Inc. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 28, 2014.

AMERIX PRECIOUS METALS CORPORATION

By: /s/ Dan Hamilton
Name: Dan Hamilton
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1

Notices of Special Meetings and Joint Information Circular for the Special Meeting of Shareholders of Amerix Precious Metals Corporation and the Special Meeting of Shareholders of Eagle Graphite Corporation, each to be held on December 19, 2014, in respect of the reverse takeover of Amerix Precious Metals Corporation by Eagle Graphite Corporation

99.2	Letter of Transmittal